Life Magnetics, Inc. (the "Company") a Michigan Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Life Magnetics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 1, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	193,716	472,133
Inventory	9,785	9,785
Total Current Assets	203,501	481,918
Non-current Assets		
Computers, and Equipment, net of Accumulated Depreciation	79,667	65,562
Intangible Assets: Patents, net of Accumulated Amortization	36,433	26,713
Total Non-Current Assets	116,100	92,275
TOTAL ASSETS	319,601	574,193
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,275	(5,848)
Deferred Shareholder Compensation	159,159	144,518
Due to Related Parties	11,910	28,490
Accrued Interest	1,900	1,900
Total Current Liabilities	174,244	169,060
Long-term Liabilities		
Convertible Notes Payable	20,000	20,000
Total Long-Term Liabilities	20,000	20,000
TOTAL LIABILITIES	194,244	189,060
EQUITY		
Common Stock	295,657	268,291
Preferred Stock	1,102,634	1,102,634
Accumulated Deficit	(1,272,934)	(985,793)
Total Equity	125,357	385,133
TOTAL LIABILITIES AND EQUITY	319,601	574,193

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	44,083	33,306
Cost of Revenue	176,716	112,006
Gross Profit	(132,633)	(78,700)
Operating Expenses		
Advertising and Marketing	6,725	13,009
General and Administrative	128,552	142,444
Rent and Lease	19,224	22,409
Depreciation	-	21,013
Amortization	-	2,226
Total Operating Expenses	154,501	201,101
Operating Income (loss)	(287,133)	(279,801)
Other Income		
Interest Income	-	40
PPP Loan Forgiveness	-	44,451
Total Other Income	-	44,491
Other Expense		
Interest Expense	-	1,900
Other	-	(4,450)
Total Other Expense	-	(2,550)
Earnings Before Income Taxes	(287,133)	(232,759)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(287,133)	(232,759)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(287,133)	(232,759)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	21,013
Amortization	-	2,226
Accounts Payable and Accrued Expenses	7,124	1,962
Accrued Interest	-	1,900
Inventory	-	7,842
Accounts Receivable	-	11,596
Deferred Shareholder Compensation	14,641	29,257
Other	(8)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,757	75,795
Net Cash provided by (used in) Operating Activities	(265,377)	(156,964)
INVESTING ACTIVITIES		
Equipment	(14,105)	(29,370)
Patent	(9,720)	-
Net Cash provided by (used by) Investing Activities	(23,825)	(29,370)
FINANCING ACTIVITIES		
Issuance of Common Stock	27,366	21,798
Issuance of Preferred Stock	-	659,634
Due to Related Parties	(16,581)	(5,544)
PPP Loan \	-	(18,534)
Net Cash provided by (used in) Financing Activities	10,785	657,353
Cash at the beginning of period	472,133	1,114
Net Cash increase (decrease) for period	(278,417)	471,019
Cash at end of period	193,716	472,133

**Statement of Changes in Shareholder Equity**

	Common Stock		Preferred Stock		Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount		
Beginning Balance at 1/1/21	38,030	247,010	9,704	443,000	(754,008)	(63,998)
Issuance of Common Stock	1,286	21,798				21,798
Issuance of Preferred Stock			12,943	660,093		660,093
Additional Paid in Capital						-
Net Income (Loss)					(232,759)	(232,759)
Ending Balance 12/31/2021	39,316	268,808	22,647	1,103,093	(986,768)	385,133
Issuance of Common Stock	1,614	27,357				27,357
Net Income (Loss)					(287,133)	(287,133)
Ending Balance 12/31/2022	40,930	296,165	22,647	1,103,093	(1,273,901)	125,357

Life Magnetics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Life Magnetics, Inc. was originally formed on October 4, 2013, and restated its articles of incorporation on March 1, 2022. The Company manufactures a novel carbon semiconductor being used in numerous life science applications including mRNA drug delivery and wastewater-based epidemiology. The company plans to generate revenue from licensing deals to pharmaceutical companies and sale of products to companies that monitor farms for pathogens that impact bovine health and wellness.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

C6 Life Sciences, LLC is a wholly owned subsidiary. It has no assets, liabilities, investments, or transactions.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers	3	3,544	2,481	-	1,063
Lab Equipment	5	32,941	3,064	-	29,877
Manufacturing Equipment	5	145,247	96,520	-	48,727
Grand Total	-	181,732	102,065	-	79,667

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The company has set aside 12,000 shares of common stock for issuance under their 2017 Equity Incentive Plan. As of 2022, 10,054 options have been issued, 2,900 of which converted in 2018.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Michigan. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company had outstanding deferred shareholder compensation in the amount of $159,159 for services performed by shareholders of the company. The balance is non-interest-bearing and due on demand.

During the year ended December 31, 2022, the Company had outstanding loans with officers of the company totaling $11,910. The balance is non-interest-bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has a year-long lease at MLISC, the Michigan Life Sciences and Innovation Center. A state-funded startup incubator with favorable lease agreements. The Company has agreed to pay $1748 per month, with increases of up to 5% to the annual rent, at the discretion of MLISC, if the company continues to lease for longer than a year.

**Lease Maturities 5 Years
Subsequent to 2022**

Year	Amount
2023	20,972
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Convertible Promissory Notes - The Company has entered into a convertible promissory note agreement for the purposes of funding operations. The interest on the note is 2%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event at a $5 million valuation cap.

See "Note 3 – Related Party Transactions".

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Promissory Notes Payable	20,000	2%	2024	-	20,000	20,000	1900	-	20,000	20,000	1900
Total				-	**20,000**	**20,000**	**1900**	-	**20,000**	**20,000**	**1900**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	20,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 79,342 of common shares with a par value of $0.01 per share. 40,930 shares were issued and outstanding as of 2022.

Voting: All stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 29,312 of preferred shares with a par value of $0.01 per share. 22,647 shares were issued and outstanding as of 2022. If the Company issues additional securities at a purchase price less than the current Original Issue Price, such conversion price shall be adjusted in accordance with a broad-based, weighted average formula for preferred shareholders.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 1, 2023, the date these financial statements were available to be issued.

The Company received an offer to license it's technology for oral mRNA delivery of GLP-1, a hormone which plays a role in hunger and can be used for weight loss. The offer was $2M in stock, but the buyer is a publicly traded company. We're currently raising a small amount of additional capital while we evaluate this offer. This technology is being co-developed with Esperovax, a company owned by Roger Newton, the inventor of Lipitor and Pfizer's most successful drug. Esperovax would get part of this $2M in stock as well.

The Company raised an additional $75k through the sale of its preferred stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses during the years presented and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.